April 9, 2019

Paul Birkett
Managing Member
AF 2019 NPL A LLC
228 Park Avenue South #67157
New York, NY 10003

       Re: AF 2018 NPL A LLC
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed April 3, 2019
           File No. 024-10947

Dear Mr. Birkett:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

Part I
1-A: Item 1. Issuer Information, page 1

1.    Please revise the company's name in the Issuer Information section of
Part I of Form 1-A
      to reflect your name change of March 27, 2019.
 Paul Birkett
FirstName LastNamePaul Birkett
AF 2019 NPL A LLC
Comapany NameAF 2019 NPL A LLC
April 9, 2019
April 2 2019 Page 2
Page 9,
FirstName LastName
Part II   Offering Circular
Financial Statements, page 47

2. Please disclose the period you have designated as your fiscal year-end and provide updated financial statements in accordance with paragraph (b)(3) of Part F/S of the Form
         1-A General Instructions. In addition, provide the information required by Item 9
         (Management's Discussion and Analysis of Financial Condition and Results of
         Operations).
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services
cc:      Michael Zimmerman